SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 13, 2017

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     Pintec Technology Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.000125 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included its audited combined financial statements as of December 31, 2016 and for the year ended December 31, 2016 in this submission. The Company has omitted the unaudited financial information for the year ended December 31, 2015 and the six months ended June 30, 2017, which the Company reasonably believes will not be required at the time when the registration statement on Form F-1 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017. When the registration statement on Form F-1 is publicly filed, the Company will include the Company’s audited combined financial statements as of December 31, 2017 and for the year ended December 31, 2017 in such registration statement.

*              *              *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris Lin, K.H. Esq., Partner, Simpson Thacher & Bartlett